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Exhibit 99.1

Aventis—Investor Relations

First Quarter Results 2004

29 April 2004

Contents

First Quarter Performance, Arvind Sood, Head of Investor Relations, Aventis	3
2004 Outlook, Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer, Aventis	5
Questions and Answers	7
Closing Comments, Arvind Sood	16

First Quarter Performance

Arvind Sood

Head of Investor Relations, Aventis

I. Preamble

Good morning. I would like to take this opportunity to welcome you to our Q1 Results conference call. Events have spanned all the way from receiving new product approval, such as Ketek, Apidra, and so on, to receiving a takeover bid from Sanofi. I will take a few minutes to talk briefly about our performance during the first quarter, and then Patrick Langlois, our Chief Financial Officer, will talk about Aventis's growth outlook for the remainder of the year, as well as the rationale behind the supervisory and management boards' decision to recommend Sanofi's revised and substantially increased offer for Aventis.

Before talking about Q1, I would like to mention that, beginning 1 January 2004, we have eliminated the split between core and non-core business activities. As a result, the performance of Aventis is presented as a group in 2004, compared with the 2003 Aventis core business results. This is an important distinction as we go through the P&L.

II. Definitions

For 2004, Aventis as a group includes the ongoing core business activities in prescription pharmaceuticals, human vaccines, the Merial animal health joint venture, and certain corporate activities. It also includes the remaining non-core businesses whose sales are not consolidated, which includes the equity stakes in the chemical companies Wacker and DyStar, as well as the investment that we have in Rhodia. As Aventis Behring was divested on 31 March 2004, it is treated as a discontinued operation in Q1 of 2004.

I would like to highlight one other change on the P&L. I am sure you have noticed a total revenues line on the P&L. In the past, core promotion incomes from joint marketing agreements on certain products were included in SG&A and other income. As Actonel is now a significant product, and to better reflect income generation from our business activities, we have decided to break out the core promotion income separately, and to add it to net sales. All profitability margins are now computed on the basis of total revenue.

III. Quarterly Performance

First of all, all references to activity sales growth exclude the impact of currency. Total revenues, which include the core promotion income from Actonel, and other prescription drugs, rose 7.1% on an activity basis. Within that, net sales rose 6.4%, to €3.95 billion, compared to €3.97 billion in Q1 last year. Sales of prescription drugs rose 5.1% to €3.6 billion, driven by strong performances of Lovenox, Actonel, Ketek and Lantus. Sales in the vaccines business rose 13.8% during the quarter, driven by strong performances of adult boosters and influenza vaccines.

1. US Market

a.
Sales

Sales in the US market rose 8.7% on an activity basis, and products recording strong performances included Lovenox, up almost 26%, Copaxone, also up 26%, Amaryl, up almost 50%, and Lantus, up 76%. Sales of Allegra in the US were down 12% over the previous year's quarter, which was pretty much in line with prescription trends, as Allegra total prescriptions declined 12.3% during the first quarter. Pollen counts this year are about the same as last year. Q1 2003 was relatively strong for Allegra, as the over-the-counter changes really impacted the market adversely, beginning with Q2, and even more so in the third and fourth quarter of last year.

Our market share at the end of Q1 of this year is stable, at just a little over 40%, and we can still say that a majority of covered lives continue to be covered in the preferred category of reimbursement at the managed care level.

b.
Allegra litigation

During the quarter, we filed additional lawsuits in the US District Court of New Jersey, based on certain patents owned by Albany Molecular Research and licensed to Aventis. These patents will expire in 2013-2015, and claim certain processes for making fexofenadine, which is the underlying chemical in Allegra. We have requested that the newly filed lawsuits involving the process patents be consolidated with the previously filed lawsuits, and the District Court has now set 15 April 2005 as the end date for the discovery phase of these cases. The previously set trial date of September 2004 is no longer in effect, and no new trial date has been scheduled.

c.
Taxotere

Sales of our anti-cancer product, Taxotere, were essentially flat in the US during the quarter, as we continued to be affected by average full sales price-related reimbursement issues. We expect the trends to continue, or rather to improve, in the second half of this year, on the back of new indications, and of course a more favourable reimbursement system beginning in 2005.

IV. P&L

1. Gross Margin

Gross margin, as a percentage of total revenues, was 73.7% in the first quarter of 2004, compared to 74.5% in the first quarter of 2003. This change is mainly due to the negative currency translation impact. At constant exchange rates, gross margin would have been almost at the same level as the previous year.

2. SG&A Expenses and Other Operating Income

SG&A expenses and other operating income were 32.6% of total revenues in Q1, compared to 32.3% a year ago. Within other operating and expenses, we incurred €28 million in hedging losses, compared to a hedging gain of €29 million in Q1 of 2003. This negative swing of €57 million was offset by the gain on the disposal of Azmacort to Kos. R&D, as a percentage of total revenue, was 14.8% in Q1, compared to 17.4% of total revenues in the same quarter last year. Excluding the impact of currency, R&D spending declined by 9.6%.

3. Restructuring Expenses

Restructuring expenses were higher, at €53 million in Q1 this year, compared to €19 million in Q1 last year. The restructuring amounts relate to the productivity enhancement initiatives launched in 2003 and 2004 in our prescription drugs business. In Q1 of 2004, this increase can be attributed to the reorganisation of R&D activities in France.

4. EBITA and EPS

At constant exchange rates, EBITA rose by 15.5% to just a little over €1 billion, and the EBITA margin, expressed as a percentage of total revenues, rose 0.8 percentage points to 26%, from 25.2% in Q1 of last year. Loss from discontinued operations amounted to €4 million, which relates to the former therapeutic proteins business called Aventis Behring. You might recall that the divestment of Aventis Behring to CSL was completed on 31 March 2004. Net earnings rose 14.6% to €556 million in Q1 this year, from €485 million in the same quarter last year, and earnings per share was €0.71 in Q1 this year, which was a 16.5% increase, from €0.61 in Q1 of 2003. Defence costs related to the Sanofi offer impacted EPS negatively, by €0.04 per share. Had we not incurred these expenses, earnings per share would have risen by 23.5%.

V. Product Update

1. Ketek

Ketek was approved at the beginning of the month in the US for each of the three indications that we were seeking, including multi-drug-resistant strains. Pre-marketing activities have already commenced, and are ongoing with managed care organisations, to secure quick formulary approval and a quick sales ramp-up when we launch the product. We are also working with opinion leaders and infectious disease specialists, and we will announce the price as we approach the launch, in time for the 2004 antibiotic season. We are going to put our entire respiratory sales force, which is around 2,100 sales representatives in the US, behind Ketek, and we also intend to put four primary and one speciality sales force behind supporting this product.

2. Apidra

You may be aware of the fact that, this month, we received approval for Apidra, which is a rapid-acting human insulin analog for the treatment of diabetes. We have also submitted marketing applications in Europe and the US for the new OptiClik reusable pen for administering Lantus, and the OptiClik is also going to be used with Apidra.

3. Taxotere

Taxotere, our anti-cancer product, was approved for esophogeal cancer in Japan during the quarter, and we also submitted applications in the US and in Europe for Taxotere in adjuvant treatment of breast cancer. This submission follows an earlier one for metastatic hormone refractory prostatic cancer. Our filing for gastric cancer is planned for the second half of 2004.

4. Genasense

Aventis and Genta announced that the FDA has accepted the new drug application for Genasense for its use in combination with dicarbozine for treatment of patients with advanced melanoma. The FDA has granted a priority review status to the application, an advisory committee is scheduled for 3 May, and 8 June is targeted as an agency action date.

I would now like Patrick to make a few comments on the outlook for the remainder of the year.

2004 Outlook

Patrick Langlois

Vice Chairman of the Management Board and Chief Financial Officer, Aventis

I. Preamble

Good morning. In light of what has been achieved in the first quarter, in order to reconfirm our full year targets and guidance that we provided on 5 February 2004, we feel comfortable that, in terms of sales for 2004, the objective of 6-7% top line growth, in terms of activity, should be achieved, and we also feel comfortable that the earnings per share should grow in the mid teens, which is, again, in line with what we told you in early February. Our assumptions are still based on €1.25 per dollar for the full year.

II. Recommendation of the Sanofi Offer

1. Achieving Fair Value

I would now like to make some comments on the supervisory board's decision on Sunday to recommend the improved and revised Sanofi offer. We have been campaigning for the past three months to achieve a fair value for our shareholders. The supervisory board felt that the Sanofi revised offer, particularly given the fact that the increase in the revised offer is entirely in cash, this provides a fair value for the Aventis shares. The revised offer will represent an increase of about €7 billion over the original terms, which shows a premium of 31% versus the unaffected one-month Aventis share price.

2. Greater Disclosure on Plavix Patent Risk

Another aspect that we highlighted during our defence was the need for greater disclosure on the Plavix patent risk. As we indicated in our press release on Monday, we received some representation from Sanofi that the disclosure regarding Plavix is true and correct in all material respects, and there is no material omission from the disclosure, which was very important for us, in order to be able to make an assessment and a decision at the time of the tender.

3. Execution Risk

Another key element that we highlighted in our defence was that this unsolicited offer was related to the execution risk, which is inherent to such a combination, and which is, of course, increased with the unsolicited nature of the initial bid. Now that it has been agreed that the governance, in terms of the board of the directors, as well as the management committee, will be balanced, with representation from Aventis and Sanofi at board and committee levels, our supervisory board felt that the execution risk has lessened significantly. This is important, because this will have implications for the success of the integration, and for the realisation of the synergies.

4. Novartis

Many of you have raised questions as to why a bid from Novartis did not surface on Sunday, despite the announcement they made last Thursday regarding their intention to begin formal discussions with Aventis following our invitation. We tried to obtain two offers for the supervisory board to examine. No offer was made by Novartis, despite the discussions and negotiations we have had on everything else, so the offer from Sanofi was reviewed by the board, and with the significantly revised conditions from Sanofi, the board, with its fiduciary responsibility, decided to recommend this offer.

5. A Global Business

All of this is now in the past, and I think we have to focus on the reality and the future. All of us are now on the verge of forming this new company, to be called Sanofi-Aventis, and I would like to make some comments about that. Firstly, this is not about creating a national champion, even if it has been portrayed as such in the media. The pharmaceutical business is a global business, and creating this new company, which is a European company, will nevertheless have a significant critical mass on a global scale, in terms of sales, marketing muscle and R&D budget. We feel that these three areas are critical for the success of the new company, with a size of about €25 billion of sales, and an R&D budget of more than €4 billion. It will also have over 30,000 sales representatives worldwide, including 6,600 in the United States. This is going to provide ways and means to compete with major competitors such as Pfizer, Glaxo, and so on.

6. The Future

Over the next few weeks, the management team will return with a more complete and comprehensive equity strategy for the new company to be formed. There are some regulatory clearances to be obtained, such as the STC clearance. The team will then provide the strategy for this new company to be formed. Clearly, today there is nothing we can add to what has been said, particularly by Jean-François Dehecq, at this stage, but we appreciate the need from the market to understand and assess as quickly as possible what the potential of the new company is.

7. Agenda

This revised offer was filed with the AMF on Monday this week. FTC clearance is expected by 5 May, and the closing of the tender, with that assumption, should be around the end of June. Final settlement and delivery will take place in the first half of July 2004. The purpose of my comments today is not to outline the future potential, since the new team will do that in due course. I want to appeal to our shareholders and to our employees to recognise the value that we have been able to obtain and secure for them, but I think now is the time to think about the future, and about the value which can be created with the creation of Sanofi-Aventis.

III. Closing Comments

Those are the few comments and clarifications I wanted to make about the Sanofi-Aventis combination, and we are now happy to take your questions.

Questions and Answers

Jo Walton, Lehman Brothers

You mentioned €0.04 per share of defence costs—could you tell us where they were in the P&L, not on a per share basis? Could you help us on what Allegra is doing in Japan? You gave us some constant currency growth numbers for the costs, in particular that R&D was down 9.6% on a constant currency basis—could you tell us what you think that should be for the year? Is that a genuine cutback in staff and programmes, and is it sustainable? Could you also tell us what the constant currency change is in marketing, and what do you think that will be for the full year? I appreciate that these will change after the merger, but I am interested in any structural changes that you have made this year over last year. Can you also give us the tax rate for the year?

Patrick Langlois

On the defence costs incurred in Q1—and there will be costs incurred in Q2 related to the defence—they are booked in the miscellaneous line in the P&L. On the R&D percentage to sales, we are working on about 16% R&D to sales on a full-year basis, which has to be compared to nearly 17% a year before, so we are a little lower today in the first quarter, but it is more a question of the stating expenses. For the full year, we are expecting about 16% of sales for R&D. We expect the tax rate to be 32-33% for the full year. A good improvement in the tax rate came from tax planning, and from our decision to stop the consolidated tax scheme at the end of 2003. On a constant currency basis, sales and marketing is around plus 7%.

Arvind Sood

Allegra was off a little in Japan during Q1, by about 14%. In relative terms, the absolute Euro value is not huge. The main reason for the decline in sales is that the market for seasonal allergic rhinitis shrunk in Q1 this year, primarily because of low pollen counts. We will see how things evolve in Q2, but the performance was -14% in Q1.

Dominic Valder, Bear Stearns

Could you confirm whether the ratios you just mentioned were to product sales or revenues? Secondly, could you give us the sales of Lantus in Japan? Do you have any comments on the synergies proposed by Mr Dehecq?

Arvind Sood

The ratios are, indeed, on the basis of total revenues. As I explained in my comments, the total revenues are a combination of net sales, as well as the core promotion influence. As far as the sales in Lantus in Japan are concerned, they are very small at this point in time. The number is probably not worth quantifying at this stage. It is less than 10 million at this stage.

Patrick Langlois

On the synergies proposed by Jean-François Dehecq, the only comment I would like to make is that we feel strongly that entering into the recommended transaction, and the fact that the two teams are going to work jointly in preparing and executing the transaction, the conditions have improved significantly the synergies. I do not want to enter into specifics or details, but in due time there will be some communication around that. We feel that the execution risk, which was something important at the start of this offer, has to disappear quickly, as the new company is formed, which should give everyone much more comfort around the synergies to be achieved.

Arvind Sood

In terms of Lantus, you may recall some of the comments I made during the Q3 conference call. Lantus is clearly a very important product for us. The markets which are very relevant for this product are in the US and Europe. The problem with diabetes in Japan is that it is not a very predominant disorder there. If I recall the number I gave in Q3, there are only about 55,000 diabetics in Japan altogether. In addition, the amount of insulin used, given the average size of the patient there, is not a great deal. We are delighted that Lantus has been approved in the Japanese market, but in terms of the dynamics of the market, we are not looking at that as a significant market for Lantus.

Stuart Harris, UBS

Could you give us some more clarity on the Taxotere number in the US? You talked about the impact being felt due to the Medicare reimbursement changes—could you tell us what the underlying demand was and how much the Medicare impact was? Secondly, could you give us some idea, in terms of R&D and production facilities, what the percentage breakdown would be in the three main markets in which you have assets, i.e. France, Germany and the US?

Arvind Sood

On Taxotere in the US, underlying demand in Q1 is not much different to the flattish sales performance that we have reported for Q1. You are well of the AWP issue that we have in the US. It is slightly more favourable in 2004 compared with 2003, whereby physicians receive 80% of the AWP price as reimbursement, but it still provides a huge incentive for companies which are pushing generic versions of taxol, especially for unapproved indications of Taxotere. However, it makes it very difficult to compete on that basis. As you know, at the beginning of 2005, it goes to average selling price, plus an administrative fee of 5-6% for the oncology clinic or oncologist, which would make it much more of a level playing field in terms of us being able to compete, for both approved and non-approved indications.

The reason for our optimism is that, as we reach the balance the year, particularly in the second half, we are anticipating approval of new indications like adjutant breast cancer and hormone refractory prostatic cancer, and on the back of this, this would then give us the impetus to return to the oncologists and actively promote Taxotere for these indications. When you combine this with the fact that we have a more favourable reimbursement environment from 2005, that is where we feel that the longer terms trends, beginning with the latter part of this year, will be more favourable.

Patrick Langlois

I take note of your other questions, but I am unable to comment on them.

Eric Le Berrigaud, Natexis Bleichroeder

With regard to vaccines and prescription drugs, does the remaining 15 million represent something that is sustainable for the year, or something that is perhaps linked to some extent with Aventis Behring? Secondly, on the branded generic in Germany for Delix, are sales of Delix down because you stopped booking sales in Germany due to this agreement? Thirdly, on Arava, could you update us on generic competition in the US? Finally, is the change in hedging gains the main reason for the decline in financial income?

Arvind Sood

First of all, on Arava and generic competition in the US, on a slightly unrelated topic, there was a citizens' petition filed in the US, in which a claim was made that, given the side effect profile of this product, it should be removed. Recently, an advisory committee ruled that, given the benefit to risk ratio of this product, it should not be removed and it should be retained in the US market. At this point in time, I am not aware of any generic encroachment as far as Arava is concerned. We recognise that the side effect profile of this product is something that has to be managed very carefully, but it is an open question as to what extent any generic company would want to take that on. Would you repeat your question about hedging?

Eric Le Berrigaud

Is the change in hedging gains the main reason for the significant decline in financial income? We were expecting something lower, given the divestments.

Arvind Sood

While Patrick checks that, let me return to your question about what is happening in Germany and what the implications are for Delix/Tritace. First of all, from a background standpoint, at the beginning of this year, mandatory rebates on all sales reimbursed by the health funds in Germany were increased from 6% to 16%. This is something that is pretty well understood, but by 2005, a new, expanded reference price system is going to be in place, which is going to allow the health funds to realise cost savings of about €1 billion. This 10% incremental rebate, which the companies have to pay this year, is going to affect companies uniformly in 2004.

However, in 2005, some companies will benefit as price cuts are reversed, but others will be disproportionately affected, as products are covered by the new reference price groups. There are five reference price groups, which have already been put in place, and this includes the proton pump inhibitors, and also the angiotensin receptor blockers, which is where Delix/Tritace is being hit the most. Our performance in Germany in Q1 was largely affected by the fact, from a reference price system standpoint, the price has been aligned to other ACE inhibitors or to the lowest priced ACE inhibitor in the German market. That is where we took the hit in Q1.

Patrick Langlois

The interest expenses are purely related to the debt, and the fact that we had a change in reporting for the first quarter, which is the old group, compared to the core last year, was the debt of the core, and this year we have interest expense on the debt for the total group, so there is no impact from hedging gain or loss during that period.

Eric Le Berrigaud

Is the first quarter representative of a normal quarter for the full year?

Patrick Langlois

Absolutely.

Eric Le Berrigaud

What about the 15 million difference, as far as sales are concerned?

Patrick Langlois

There is one small business to be sold, which was in the non-core before, and which makes the figure something around 50 million on a full-year basis in terms of sales. You must realise that we are not taking into account in our activity sales performance the impact of the divestment of Aventis Behring we made in 2003. All in all, if you were to compare the sales profile of the company, not only on a constant currency basis, but also on a similar structure basis, our performance would be higher than the 64%.

Jerome Berton, ING Financial Markets

Firstly, with regard to Lantus, could we have the market shares in type two [diabetes] in long-acting insulin the US and Germany? For Allegra, what is your view now for the full year 2004 in the US, given the performance in the first quarter? Lastly, with regard to Taxotere, could you give us the market share in the US in the first and second line in an SCRC basis?

Patrick Langlois

On the Allegra question, the decline in the first quarter does not change the fact that it is in line with the objective we have for full-year Allegra sales in the US, which we indicated on 5 February, and which was for a decline of around 7-8%. Nothing has changed, and we are on track, at this stage, to meet this objective for the full year in the US.

Arvind Sood

In terms of the market share numbers, I am looking at the chart right now. We still continue to gain market share, which is apparent from the sales performance that you have seen in Q1. It appears that we should be at about 26% market share in terms of new prescriptions in the US. As far as the total prescriptions are concerned, it should be at about 24%. I will confirm these numbers and send them to you by email as soon as we have finished with this call. I will do the same for the Taxotere market share numbers.

Marie-Hélène Léopold, Société Générale

When we look at the Sanofi share price currently, the deal values Aventis roughly at €61.5, which is not really different from the price level of Sanofi's first offer. I recall that the supervisory board were considering whether Aventis should remain independent or go ahead with the merger, so why, not having chosen to remain independent, have there been some elements which cause you worry about the future for Aventis as a standalone company? Secondly, due to the capital structure of Aventis, do you not think there is a risk that Aventis shareholders will not tender their shares, or at least not tender the required minimum? Have you made any assumptions about that issue? Thirdly, on the carve-out, which will not happen, do we have to expect some financial compensation for breaking the agreement with your partner?

Patrick Langlois

On the first question, you should not jump to conclusions about the value of this offer a few days after the announcement of the recommendation, because we strongly feel that the share price of the two companies is still impacted by technical factors. You will remember that, on Thursday, when Novartis announced that they were going to start discussions with us, there were many technical positions that were taken at that time. My first comment is that we are still in the period where unlocking and unwinding these positions and technical factors has an important impact on the share price.

Secondly, as soon as the team form, present and market the strategy, which will have to be before the closing of the tender, I am totally convinced that you will see much more of this, and you will see some share price movement at that time. As far as the probability is concerned, I do not want to make any comment. The management and supervisory boards have decided to recommend this transaction. Let us see how things develop over the coming weeks, and see the value this offer can create, before taking any bets.

Thirdly, on the carve-out, as we have said, we started discussions with Blackstone, and there is nothing of material significance related to stopping the discussion with them. Aventis will have to pay expenses incurred by Blackstone, but nothing material.

Arvind Sood

Jerome, if you are still on the line, let me come back to you on the market share numbers that you enquired about, although I will also send them to you by email. In terms of the prescription market share for Lantus, the number I gave you was correct, which was around 25%. One significant milestone during Q1 is that, for the first time, we surpassed the market share for premixed insulin. On your second question in terms of market share for non-small-cell lung cancer, at the end of Q1, our market share for first-line use was 18%, up from 11%, and for second-line use it increased to 46% from 40%, so we have made some significant improvement there.

Michael Leacock, Commerzbank

Firstly, on the annual general meeting, will there be one for Aventis? What dividend will be proposed, and what timing will we see for the payment of that dividend? On your oral MS drug, teriflunomide, have the citizens' petition discussions had any impact on the outlook for that?

Patrick Langlois

We have decided to postpone the Aventis shareholders' meeting. The supervisory board is going to meet to discuss the timing for this meeting. As far as the dividend is concerned, the supervisory board has recommended that the Aventis dividend relative to 2003 was going to €0.82 per share, to be approved at the shareholders' meeting. Under the structure of the offer, we have to take into account that, if the tender closes before the shareholders' meeting, Aventis shareholders will receive Sanofi shares with dividends attached.

The dividend proposed by Sanofi to its shareholders is €1.02 per share, and it is clear that the Aventis shareholders, after the tender, will benefit from the that, with the parity 0.833 to take into account. I cannot tell you exactly about the timing of the AGM, but hopefully we will have a quick resolution on that, and on the final approval of the dividend. However, in any case, with the successful closure of this Sanofi-Aventis transaction, shareholders are assured that they will receive Sanofi shares with the dividend attached.

Arvind Sood

On your question regarding teriflunomide, there should be no direct correlation between its successful development and the citizens' petition that was filed initially on Arava, for several reasons. First of all, teriflunomide is a metabolite of Arava, and the fact that it is a metabolite means there are totally different pharmacological properties on a given product. That is a general comment. Specifically for teriflunomide, we have completed Phase IIA, the proof of concept testing, and we have also completed Phase IIB, which is the dose finding review, so the fact that we are ready to progress into Phase III trials with this oral compound for MS is a good indication that, from a side effects standpoint, those issues have been addressed appropriately to progress in clinical trials.

Michael Leacock, Commerzbank

Returning to the question on dividends, I believe Sanofi has announced that they will pay an interim dividend of €0.97 on 5 May. Does that mean that Aventis shareholders will receive that when the deal is completed late, or will they just receive the difference between the €0.97 and the €1.02?

Patrick Langlois

No, they will receive the €1.02.

Roopesh Patel, JP Morgan

With regard to Lovenox, could you elaborate on the reasons for the USPTO's initial rejection of Aventis's application for the reissuance of the 618 patent? Could you comment on how critical this reissuance is to Aventis's defence for Lovenox? Could you go over the timelines relative to the legal battle?

Arvind Sood

First of all, we are well aware of the fact that the USPTO has posted a non-final rejection notice on their website regarding our application for the reissuance of patent 618. It is important to keep in mind that the response of the USPTO is not final, nor is it unexpected. It is merely an office action advising us of the initial rejection of the application, and indicating why it was not approved. If I could give you the analogy of an approvable letter, this is a process that can go back and forth several times before they issue a final decision, in terms of the approval or the denial of the application. A vast majority—over 85%—of all patent applications, including applications for reissuance, are rejected by the USPTO in the first round. I would just like to emphasise that this is not necessarily an indication of the ultimate disposition of this particular case. We are still very confident that this patent is, indeed, going to be reissued by the end of this year, but let us keep in mind that patent 618 remains a valid and enforceable patent. None of that changes, and the reissuance process itself is just an opportunity to correct certain errors that may have been included in the initial patent application.

Roopesh Patel

Would you care to comment on the reasons? I appreciate that there is an initial rejection in 85% of instances, but has a reason been stated in the letter, and is that available in the public domain?

Arvind Sood

I cannot comment on that, because this will go back and forth several times. I know that the application itself is in the public domain, so it is pretty clear to everybody what the issues were that we were trying to correct through the reissuance process, but this back and forth process can continue for some time before we reach the final decision. At this point in time I cannot tell you exactly what they are asking for, but I can tell you that we think this is manageable and we will reach a successful outcome.

Frédéric Desdouits, Exane BNP Paribas

Firstly, on the contribution of the non-core businesses into the P&L, are there are any significant numbers there? Secondly, can you help us forecast what will happen with the vaccines business this year?

Patrick Langlois

The contribution to the non-core is a slight negative of about €0.02 at the EPS level for the first quarter. As far as the vaccine business for the full year is concerned, we feel that the business should continue to do well. I do not think we can, at this stage, estimate that it is going to increase at the same pace that we saw in the first quarter. Our initial assumptions for the full year were more in the range of around 10%, but we are off from a good start in Q1. Much depends on the 'flu season and the pricing for 'flu vaccines, but it is starting from a very good start in the first quarter.

John Murphy, Goldman Sachs

Firstly, we saw a very strong performance from Lovenox in the first quarter, and I wondered whether there was any stocking in there, or indeed anywhere else within the portfolio. Secondly, could you comment on pricing? Do you see any pricing benefit in the first quarter within the US, and could you comment on the US pricing environment?

Arvind Sood

In terms of Lovenox, there are a couple of things to say. The underlying growth trends would be consistent with a growth of around 15-17% in Q1. We had a very strong performance, but Q1 last year was relatively weak, as we were starting to recover from the weak patterns in the US market. We had some price increases in Q1 this year, which included about 3% on Allegra, and we had price increases on three other products, including Lantus, Amaryl and Lovenox. However, on average, I would say that all these price increases were very much in line with changes in the consumer price index or the inflation rate.

Laurent Flamme, CAI Cheuvreux

My question has been answered, but I would like to return to the Lovenox case in the US. How do you believe the reissuance and the correction of some of the errors you mentioned in the first version of the patent would be instrumental in your case versus generic makers? Could you also split the contribution of Merial and vaccines within the results?

Arvind Sood

Let me address your first question. I would reiterate that 618 is a valid patent, and we believe it is enforceable. The reissuance of the patent is a methodology that we want to employ to ensure that the patent we have is even better than the one we have currently listed in the FDA Orange Book. That, in itself, from a legal standpoint, is not going to make a significant difference. The patent wrangling is one issue with Lovenox, but the issue which is much more relevant than Lovenox is the fact that it is this complex mixture of several fragments of heparin that have been fused together, which makes the characterisation of Lovenox very difficult. I would suggest that, in terms of continued exclusivity on this product, that that is much more of a formidable barrier for generic companies than any other issue.

Patrick Langlois

We do not disclose specifically what is under agreement with Merck on the contribution from each of the joint ventures with them, in either the animal health or the vaccine business. I can tell you that, on the health animal business, there has been no material change in first quarter 2004 versus the same period in 2003.

Béatrice Muzard, CDC Ixis Securities

I have a follow-up question on Lovenox—could you update us on the citizen's petition you filed in February 2003. Where are you standing with the FDA, and when do you expect an answer from them?

Arvind Sood

Unfortunately, there is no update to provide on the citizens' petition. This returns to part of my response to Laurent's question, regarding the complexity of appropriately characterising Lovenox. This is a recognition that we were seeking by the FDA. In the citizens' petition, we had asked that the FDA should require that any generic manufacturer has to employ exactly the same manufacturing process, or to undertake clinical studies to establish that their product is exactly identical to Lovenox, but so far we have no update to provide at this point in time.

As far as the citizens' petition is concerned, there is no specific duration of time within which the FDA has to respond, so they can do it very quickly or they can take an extended period of time. However, from our standpoint, we wanted to ensure that these complexities related to Lovenox remain at the forefront, and hopefully we have accomplished that through the citizens' petition.

Patrick Langlois

At the start, they clearly stated that it was complex and that they were going to work on it, so we knew it was going to take time.

Lucas Herrmann, Deutsche Bank

Firstly, could you expand on your comments on marketing the enlarged company, in terms of timing and intentions? My impression from what you have said is that that will happen sooner rather than later. Secondly, February you made various comments on restructuring programmes for the Aventis business itself, and intentions on cost avoidance and earnings benefit from cost programmes. If you were me now, and you had incorporated those kinds of assumptions you're your Aventis model going forward, would you think that they are the kind of programmes that are likely to continue under the enlarged regime, or ones that, quite frankly, are just going to be revised and be very much part of Sanofi-Aventis' plans on merger savings anyway?

Patrick Langlois

I am not able to comment more than what I have already said. At this stage, in we feel that the restructuring and productivity improvement measures we discussed earlier this year for Aventis make sense, but they have to be reviewed and incorporated, as you said, into the overall integration strategy for the new company, so we have to be cautious about moving forward at this stage, as long as the new team is not yet in a position to finalise the objectives of this integration.

We feel that it makes sense, but this is going to be reviewed in a totally different light. What I said about the marketing muscle are just facts and figures that have been disclosed many times by Sanofi since the beginning. It is too early to enter into specifics, but we understand that, from the market's standpoint, there is a need for more understanding and clarification, which is going to be one of the objectives of the new company team, and which has to be done as soon as possible. There are still some regulatory aspects which need to be solved before the joint work and definition of the plan can be finalised.

Lucas Herrmann

In terms of promoting the virtues of the enlarged company as you see them, when do you potentially start pushing those shareholders? Does it happen before the deal completes, or can it happen in the intervening period?

Patrick Langlois

It has to be done before the deal completes.

Lucas Herrmann

Will that be happening?

Patrick Langlois

Sure.

Marietta Miemitz, HSBC

What was the profit on disposal of Azmacort, and where was it included in the P&L?

Patrick Langlois

The gain on Azmacort is in other operating income. As we said, it is about an €80 million gain. It is part of that line, as well as what Arvind mentioned about this hedging loss, which is related to the business and transactions, and which is also in this operating expense line. Both elements in the SG&A and other operating income and expenses.

Ben Yeoh, ABN Amro

Following up on the reissuance of the Lovenox patent, you say it could be towards the end of 2004? Do you think it is likely to be the last quarter, or could it be earlier? In terms of your US sales force, do you think there is much risk of some of your sales force leaving to the competition, given the uncertainty of the impending integration, and how well do you think Aventis culture will survive? Do you think it is a question of any one culture being dominant, or of trying to integrate a totally new culture?

Arvind Sood

In terms of the reissuance of the patent, it is difficult to give that degree of precision. We hope that, by the end of 2004, this patent could be reissued. It could be Q3, because it really depends n how many times we go through the rejection/approval letter concept. The possibility exists, but it is very difficult to give you a very precise answer on that.

Patrick Langlois

On the US situation, it has been stated since the start by Sanofi that the presence and marketing power of Aventis in the US, among other countries, is absolutely key for the future of the company. There are always risks in this kind of combination, but people over there, especially in the sales force, feel that there are some potentially quite exciting challenges, so it should not be a major concern. In terms of culture, it is important that everyone moves from either the Sanofi culture or the Aventis culture, and tries to create, as soon as possible, the new company culture. That is an objective that everyone has to achieve, since we feel it is important for the success of Sanofi-Aventis.

Li Dunlop, Cargill Investor Services

You already answered most of my issues regarding the AGM and dividend, but is there a preference among the directors in terms of timing for the payment of that €0.82. As you know, for non-French residents, if you decide to pay before the close of the offer, they will be subject to withholding tax, which will reduce the value of the offer. Is that being considered?

Patrick Langlois

It is a point which has been clearly highlighted to us, which is why the supervisory board has to resolve this as soon as possible. Clearly, it has, among other things, been taken into account.

Closing Comments

Arvind Sood

Ladies and gentlemen, thank you again for your participation this morning. If you have any follow-up comments or questions, please contact the investor relations team, which is at your disposal. Thank you again for your participation.

QuickLinks

Contents
First Quarter Performance Arvind Sood Head of Investor Relations, Aventis
2004 Outlook Patrick Langlois Vice Chairman of the Management Board and Chief Financial Officer, Aventis
Questions and Answers
Closing Comments Arvind Sood